[Douglas Elliman Inc. Letterhead]

December 14, 2021

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549-9303.

Attention:    Patrick Costello

Re:    Acceleration Request for Douglas Elliman Inc.

Registration Statement on Form S-1 (File No. 333-261523)

Dear Mr. Costello:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Douglas Elliman Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-261523 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 3:00 p.m., Eastern Time, on December 16, 2021, or as soon as practicable thereafter.

Please contact Robert W. Downes of Sullivan & Cromwell LLP via telephone at (212) 558-4312 or via e-mail at (downesr@sullcrom.com) with any questions and please notify him when this request for acceleration has been granted.

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Very truly yours,

By	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Senior Vice President, Treasurer and Chief Financial Officer

cc:	Robert W. Downes

(Sullivan & Cromwell LLP)